SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1
SOUTHERN MICHIGAN BANCORP, INC.
(Name of Issuer)

Common Stock, par value $2.50
(Title of Class of Securities)

84336P103
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The filing of this Schedule shall not be construed as an admission by Southern Michigan Bank & Trust or Southern Michigan Bancorp, Inc. that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purposes, the beneficial owner of any securities covered by this schedule.

Page 1 of 6 pages

CUSIP No. 84336P103	13G	Page 2 of 6 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Southern Michigan Bank & Trust

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

State of Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	7,451

	(6)	Shared Voting Power	99,265*

	(7)	Sole Dispositive Power	7,451

	(8)	Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

106,713

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

5.8%

(12)	Type of Reporting Person

BK

* Shares held in various fidicuary capacities. See Item 6.

CUSIP No. 84336P103	13G	Page 3 of 6 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Southern Michigan Bancorp, Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

State of Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	7,451

	(6)	Shared Voting Power	99,265*

	(7)	Sole Dispositive Power	7,451

	(8)	Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

106,713

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

5.8%

(12)	Type of Reporting Person

HC

* Shares held in various fidicuary capacities. See Item 6.

Securities and Exchange Commission
Schedule 13G
Page 4 of 6 pages
Item 1(a).	Name of Issuer: Southern Michigan Bancorp, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 51 West Pearl Street Coldwater, Michigan 49036

Item 2(a).	Name of Person Filing: Southern Michigan Bank & Trust and Southern Michigan Bancorp, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 51 West Pearl Street Coldwater, Michigan 49036

Item 2(c).	Citizenship: State of Michigan, United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $2.50

Item 2(e).	CUSIP Number: 84336P103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[X]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 5 of 6 pages
Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	106,713 shares

(b)	Percent of Class:	5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	7,451 shares

(ii)	Shared power to vote or to direct the vote	99,265 shares

(iii)	Sole power to dispose or to direct the disposition of	7,451 shares

(iv)	Shared power to dispose or to direct the disposition of	0 shares

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Southern Michigan Bank & Trust (the "Bank"), a wholly owned subsidiary of Southern Michigan Bancorp, Inc., holds 99,265 shares in various fiduciary capacities. As a matter of internal policy, the Bank does not exercise any power to dispose or direct the disposition of such shares and requires authority from its customers prior to any disposition. Certain of the customers on whose behalf the Bank holds the securities have the sole right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, such shares. No single customer has an interest that relates to 5% or more of such shares. The Bank is also the trustee of an ESOP/401-K Plan for its employees which holds 94,975 shares of Southern Michigan Bancorp, Inc. stock. Of that number, 87,524 shares are allocated to employee accounts. The Bank holds no power to vote or direct the disposition of shares allocated to employee accounts and the Bank disclaims beneficial ownership of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. See Exhibit 99.1

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Securities and Exchange Commission
Schedule 13G
Page 6 of 6 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

SOUTHERN MICHIGAN BANCORP, INC. /s/ John H. Castle John H. Castle Chairman and Chief Executive Officer	SOUTHERN MICHIGAN BANK & TRUST /s/ Mary L. Guthrie Mary L. Guthrie Vice President and Senior Trust Officer